					Exhibit 12(f)

System Energy Resources, Inc.
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Fixed Charges

	Twelve Months Ended
	December 31,					March 31,
	2002	2003	2004	2005	2006	2007

Fixed charges, as defined:
Total Interest	$76,639	$64,620	$58,928	$60,424	$59,931	$59,739
Interest applicable to rentals	3,250	3,793	3,426	3,039	3,914	4,046

Total fixed charges, as defined	$79,889	$68,413	$62,354	$63,463	$63,845	$63,785

Earnings as defined:
Net Income	$103,352	$106,003	$105,948	$111,644	$140,258	$136,807
Add:
Provision for income taxes:
Total	76,177	75,845	78,013	69,343	54,529	50,457
Fixed charges as above	79,889	68,413	62,354	63,463	63,845	63,785

Total earnings, as defined	$259,418	$250,261	$246,315	$244,450	$258,632	$251,049

Ratio of earnings to fixed charges, as defined	3.25	3.66	3.95	3.85	4.05	3.94